08005466

RECEIVED

2008 OCT 20 P 2:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

GRUPO MODELO, S.A.B. DE C.V.

October 17, 2008

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
OCT 22 2008
THOMSON REUTERS

SUPPL

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

Enclosure[s] :

Press Release. Grupo Modelo files notice of arbitration against Anheuser-Busch Companies, Inc.

JAVIER BARROS SIERRA NO. 555 * PISO 6 * COLONIA SANTA FÉ. * 01210 MÉXICO, D. F
TEL.: 22-66-00-00 FAX: 22-66-42-92 Y 22-66-00-00 www.gmodelo.com.mx

Grupo Modelo S.A.B. DE C.V.

Grupo Modelo Files Notice of Arbitration Against Anheuser-Busch Companies, Inc.

October 16, 2008. Grupo Modelo, S.A.B. de C.V. announced today that Grupo Modelo, its controlling shareholders, and its subsidiary, Diblo, S.A. de C.V. have filed a notice of arbitration against Anheuser-Busch Companies, Inc., Anheuser-Busch International, Inc. and Anheuser-Busch International Holdings, Inc.

The arbitration relates to Grupo Modelo's and the controlling shareholders' rights under the Investment Agreement between Grupo Modelo, its controlling shareholders and Diblo, and Anheuser-Busch Companies, Inc., Anheuser-Busch International, Inc. and Anheuser-Busch International Holdings, Inc. in connection with the proposed merger between Anheuser-Busch and InBev S.A./N.V.

As set forth in the notice of arbitration, the Investment Agreement, which is governed by Mexican law, prohibits Anheuser-Busch from taking actions that would result in a transfer or disposition of its interests in Grupo Modelo and Diblo to a competitor in the beer business. In addition, the Investment Agreement prohibits Anheuser-Busch from taking any actions that would result in a transfer or disposition of any portion of its investment in Grupo Modelo and Diblo without first giving the controlling shareholders of Grupo Modelo an opportunity to purchase the shares in Modelo and Diblo being transferred by Anheuser-Busch.

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Grupo Modelo, founded in 1925, is the leader in Mexico in beer production, distribution and marketing, with 63.0% of the total (domestic and export) market share, as of December 31, 2007. It has seven brewing plants in Mexico, with a total annual installed capacity of 60 million hectoliters. Currently, it brews and distributes 12 brands, including Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico and Negra Modelo. It exports five brands and is present in 159 countries. It is the importer of Anheuser-Busch's products in Mexico, including Budweiser, Bud Light and O'Doul's. It also imports the Chinese Tsingtao brand and the Danish beer Carlsberg. Through a strategic alliance with Nestlé Waters, it produces and distributes in Mexico the bottled water brands Santa María and Nestlé Pureza Vital, among others. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC. It also quotes as an ADR under the ticker GPMCY in the OTC markets and in Latibex in Spain as XGMD.

Contacts:

Begoña Orgambide
(5255) 2266 0000 ext. 4887
ir@gmodelo.com.mx

END